UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

1st QUARTER 2005

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at March 31, 2005 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three-month periods ended March 31, 2005 and 2004 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent auditors of the Company.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

Thousands of United States dollars

(Unaudited)

	March 31, 2005	December 31, 2004
Assets
Current
Cash and cash equivalents	$ 39,274	$ 42,352
Receivables	300	156
Prepaid expenses	378	135
	39,952	42,643
Mineral properties and
deferred exploration costs (Note 4)	46,820	44,762
Equipment	184	187

	$ 86,956	$ 87,592

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 1,286	$ 879
Shareholders’ equity
Capital stock (Note 5)	85,526	85,526
Contributed surplus	6,803	6,803
Deficit accumulated in the exploration stage	(17,873)	(17,379)
Cumulative translation adjustment	11,214	11,763
	85,670	86,713
	$ 86,956	$ 87,592

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

Thousands of United States dollars

For the Three Months Ended March 31

(Unaudited)

	2005	2004
Administrative costs
Accounting and auditing	$ 90	$ 65
Amortization	2	2
Consulting fees	87	166
Corporate relations	129	126
Legal	85	72
Office services and expenses	132	60
Shareholder reports and filing fees	47	26
Travel	15	9
	587	256
Exploration costs written off	93	48
Loss from operations	(680)	(574)
Other items
Foreign exchange gain	5	47
Loss on disposal of equipment	(1)	-
Interest income	182	285
Net loss for the period	(494)	(242)
Deficit, beginning of period	(17,379)	(14,486)
Deficit, end of period	$ (17,873)	$ (14,728)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)
Weighted average shares outstanding	36,476,841	36,229,974

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Thousands of United States dollars

For the Three Months Ended March 31

(Unaudited)

	2005	2004
Cash flows from operating activities
Net loss for the period	$ (494)	$ (242)
Items not involving cash
Amortization	2	2
Exploration costs written off	93	48
Loss on disposal of equipment	1	-
Net change in non-cash working capital balances
Receivables	(144)	(6)
Prepaid expenses	(243)	(83)
Accounts payable and accrued liabilities	407	(80)
	(378)	(361)
Cash flows from investing activities
Mineral properties and exploration costs	(2,388)	(1,468)
Purchase of equipment	(7)	(74)
	(2,395)	(1,542)
Cash flows from financing activities
Net proceeds on issuance of common shares	-	730
Effect of exchange rate changes on cash and cash equivalents	(305)	(479)
Decrease in cash and cash equivalents for the period	(3,078)	(1,652)
Cash and cash equivalents, beginning of period	42,352	45,677
Cash and cash equivalents, end of period	$ 39,274	$ 44,025
Supplemental Information
Stock option compensation included in Mineral Properties	$ -	$ 110

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Mineral Properties

and Deferred Exploration Costs

Thousands of United States dollars

For the Three Months Ended March 31

(Unaudited)

	2005	2004
Mineral properties	$ 25	$ 38
Exploration costs
Assaying	123	107
Amortization	10	12
Communication and delivery	36	27
Drilling and trenching	898	593
Engineering and feasibility study	412	108
Environmental	15	3
Geophysical surveying and mapping	1	4
Heavy equipment	15	-
Legal	25	19
Licences and recording fees	115	47
Metallurgical	62	48
Road building	76	43
Site assembly	60	-
Stock option compensation (Note 7)	-	110
Supplies	51	42
Taxes	-	31
Technical and professional services	418	301
Travel	56	57
	2,373	1,552
Total for the period	2,398	1,590
Balance, beginning of period	44,762	34,519
Foreign exchange adjustment	(247)	(367)
Less: Write-off of deferred exploration costs	(93)	(48)
Balance, end of period	$ 46,820	$ 35,694

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

March 31, 2005

(Unaudited)

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements; therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, and upon future profitable production.

The Company expects to complete in the second quarter of 2005 a feasibility study on its Dolores mineral property located in Mexico. Assuming the study is positive, development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Until the study is completed, the Company will not be able to forecast capital or operating costs for the Dolores project.

3.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three-month periods ended March 31, 2005 and 2004.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

March 31, 2005

(Unaudited)

4.	Mineral Properties and Deferred Exploration Costs
The following table shows the net carrying costs at March 31, 2005 and December 31, 2004.
	Mineral Properties	Deferred Exploration Costs	March 31, 2005	December 31, 2004
Mexico
Dolores Property	$ 9,034	$ 28,862	$ 37,896	$ 36,564
Northern Sonora	226	4,559	4,785	4,657
La Reserva/El Correo	87	1,683	1,770	1,816
Planchas de Plata	-	272	272	135
Other	-	7	7	7
	9,347	35,383	44,730	43,179
United States
Nevada Properties	295	1,795	2,090	1,583
	$ 9,642	$ 37,178	$ 46,820	$ 44,762

5.	Capital Stock
Authorized: Unlimited common shares, no par value
Issued:

	Shares	Amount
Balance, January 1, 2004	36,121,841	$ 84,278
Stock options exercised for cash:
Period to March 31, 2004	280,000	730
Balance, March 31, 2004	36,401,841	85,008
Stock options exercised for cash:
Period to December 31, 2004	75,000	518
Balance December 31, 2004 and March 31, 2005	36,476,841	$ 85,526

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

March 31, 2005

(Unaudited)

5.	Capital Stock (Continued)

At March 31, 2005, the following stock options were outstanding and exercisable:

	Exercise Price
Number	($CDN)	Expiry Date
125,000	1.10	June 19, 2005
40,000	1.05	December 7, 2005
220,000	1.50	November 7, 2006
585,000	3.30	April 17, 2007
860,000	6.45	December 23, 2007
35,000	8.08	July 1, 2008
755,000	10.65	September 26, 2008
50,000	12.53	March 17, 2009
75,000	8.25	May 17, 2009
695,000	8.80	June 14, 2009
3,440,000	6.89
No options were granted, exercised or cancelled during the period.
6.	Related Party Transactions

a)	The Company paid $174 (2004-$209) in the three months ended March 31, 2005, for administrative and geological services by two officers (one of whom is a director).
b)	The Company was charged $44 (2004-$28) in the three months ended March 31, 2005, for legal services by a law firm in which one of the directors is a partner.
c)	On June 10, 2004 a director was appointed non-executive Chairman, at a remuneration of $25 per annum. A payment of $7 (2004-$nil) was made in the quarter.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

7.	Stock Option Compensation

During the three months ended March 31, 2005, no stock options were granted. In the three months ended March 31, 2004, 50,000 options with an exercise price of $12.53 were granted.

Stock option compensation is recognized and charged to the Consolidated Statements of Loss

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

March 31, 2005

(Unaudited)

7.	Stock Option Compensation (continued)

and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant. Charges to these statements were as follows:

	Three Months Ended March 31
	2005	2004
Statement of Loss and Deficit	$ -	$ -
Statement of Mineral Properties and Deferred Exploration Costs	-	110
	$ -	$ 110
8.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in some respects from United States generally accepted accounting principles (“US GAAP”). The effect of such differences on the Company’s consolidated financial statements, where material, is set out below:

a)	Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

b)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

c)	Stock-based compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

March 31, 2005

(Unaudited)

8.	United States Generally Accepted Accounting Principles (continued)

The impact of the above on the financial statements is as follows:

	Three Months Ended March 31
	2005	2004
Net loss per Canadian GAAP	$ (494)	$ (242)
Adjustments related to:
Mineral exploration expenses	(2,305)	(1,542)

Net loss per US GAAP	(2,799)	(1,784)
Foreign exchange adjustment	(302)	(1,215)
Comprehensive income (loss) per US GAAP	$ (3,101)	$ (2,999)

Net loss per share, basic and diluted	$ (0.08)	$ (0.05)

	March 31, 2005	December 31, 2004

Shareholders’ equity per Canadian GAAP	$ 85,670	$ 86,713
Adjustments related to:
Mineral exploration expenses	(46,820)	(44,762)
Shareholders’ equity per US GAAP	$ 38,850	$ 41,951

MINEFINDERS CORPORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005.

(In United States Dollars unless stated otherwise)

This discussion and analysis of financial position and results of operations and cash flows of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2005, and with the audited consolidated financial statements of the Company for the year ended December 31, 2004. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www. sedar.com.

All amounts in this report are expressed in United States dollars, unless the context indicates otherwise.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (See note 8 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these interim financial statements are consistent with those used in the preparation of the annual financial statements. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Business Conditions and Highlights

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico, and also in the United States. Its main asset is the Dolores gold and silver deposit in Chihuahua, Mexico. A bankable feasibility study is in progress, the results of which will be the principal consideration in whether the Company advances from the exploration stage into development and production. The study was expanded in mid-2004 to include an assessment of a mill and flotation circuit as a possible addition to a heap leach configuration, requiring extensive additional engineering and metallurgical test work. After evaluating this and other possibilities, and taking into account the audited, increased mineral resource (see News Release dated December 6, 2004), the feasibility study is being finalised based on a large scale (~25,000 tonnes per day) conventional open pit, heap leach operation. The study is expected to be completed within the next few weeks. On receipt of a positive recommendation in the study, the Company will proceed to source the debt and equity financing needed to bring Dolores into production. At Dolores, infrastructure and preparatory activities continue in anticipation of a positive outcome to the feasibility study. The ongoing exploration and condemnation drilling program continues to test additional targets on the 27,000 hectare Dolores property.

The Company conducted exploration programs on two of its Northern Sonora properties in the first quarter of 2005. At the Planchas de Plata mineral concession first-phase drill testing was started, to confirm existing data from previous mining in the area. Significant silver mineralization (up to 21.4 meters averaging 167.8 gpt, including 1.5 meters at 975 gpt) was encountered in five of the six holes drilled, and additional work and evaluation is in progress. At its Real Viejo project, a program of 22 reverse circulation drill holes was begun and produced encouraging results with intersections up to 91.5 meters averaging 211.4 gpt silver (6.17 ounces per ton silver over 300 feet). Second phase drilling programs, on both properties, are underway and results will be reported when available. Diamond drilling programs were started on the Dottie and Clear properties in Nevada, and results are being evaluated.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s ability to demonstrate that it has an economic mineral resource at Dolores. The gold market has remained strong through 2004, and in 2005 to date. The price of gold was $417 per ounce in December 2003 and $435 in December 2004 (with a high of $454 and low of $375 in 2004). The average for the first quarter of 2005 was $427, with a high of $444 and a low of $411. At May 11, 2005 the price was $426 per ounce. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in physical demand for gold. The price of silver improved from $5.96 per ounce in December 2003, to $6.77 in December 2004 (with a high of $8.29 and a low of $5.50 in 2004). The average for the first quarter was $6.99, with a high of $7.57 and a low of $6.39. At May 11, 2005 the price was $7.08 per ounce.

It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver, and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for the quarter ended March 31, 2005 of $0.494 million ($0.01 per share) compared with $0.242 million ($0.01 per share) in 2004.

Total administration costs increased by 11.6%, from $0.526 million in the first quarter of 2004 to $ 0.587 million in 2005. Accounting and auditing costs increased by $25,000. Additional accounting staff have been hired and additional audit expense has been incurred to meet the Company’s continued growth and the substantial increase in its regulatory compliance responsibilities. Consulting costs year to date of $87,000 are lower than the $166,000 for the same period in 2004, because of a reduction in the number of consultants engaged in 2005; smaller bonuses paid to two officers; and more consultants' time charged to deferred exploration costs than in 2004. General office costs increased from $60,000 to $132,000 primarily because of a significant charge for directors and officers insurance which has never been purchased before, and also because of additional office staff in 2005 versus 2004. Shareholder reports and filing fees are up from $26,000 to $47,000, reflecting increased public company costs in Canada and the United States, and other expense incurred earlier in 2005 than in 2004.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4
2005
Net loss excluding write-down	$ 401
Write-down of mineral properties	93
Net loss	$ 494
Loss per share	$ 0.01
2004
Net loss excluding write-down	$ 194	$ 1,700	$ 224	$ 392
Write-down of mineral properties	48	41	196	54
Net loss	$ 242	$ 1,741	$ 420	$ 446
Loss per share	$ 0.01	$ 0.05	$ 0.01	$ 0.01
2003
Net loss excluding write-down		$ 325	$ 1,226	$ 620
Write-down of mineral properties		19	33	1,012
Net loss		$ 344	$ 1,259	$ 1,632
Loss per share		$ 0.01	$ 0.04	$ 0.05

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter, such as charges for stock-based compensation on the award of stock options.

Non-cash compensation of $1.376 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2004 and $1.148 million in the third quarter of 2003. Fluctuation in loss by quarter is also affected by significant property write-downs that are usually, but not always, recorded in the fourth quarter.

Financial Position and Liquidity

The Company’s financial condition improved significantly in late 2003, and the Company has maintained high levels of cash balances and working capital throughout 2004 and the first quarter of 2005. As at March 31, 2005, the Company had working capital of $ 38.67 million, compared with $41.76 million at December 31, 2004. The most significant component of the change in working capital in the first quarter was the decrease in cash and cash equivalents by $ 3.078 million over the December 31, 2004 balance. The Company’s cash and cash equivalents are held primarily in Canadian dollars and in the first quarter the US dollar value of those Canadian dollars decreased because of the strengthening of the US dollar against the Canadian dollar, from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8267 at March 31, 2005. The resultant decrease in the cash equivalents was a first quarter translation loss of $ 0.302 million. This loss plus the cash expenditures on mineral properties, exploration and equipment of $2.395 million, and the cash loss for the quarter of $ 0.4 million, are the significant components of the net decrease in cash and cash equivalents during the first quarter of $3.078 million. The significant difference from the 2004 first quarter decrease of $1.652 million, is the increase of $0.921 million in spending on mineral properties ($2.389 million – 2004-$1.468 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended March 31, 2005, the Company realised a very small gain of $ 5,000, while in the same period in 2004 a gain of $47,000 was recorded. The Company will seek to maintain a low exposure to foreign currency fluctuations.

The Company’s cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

The Company expended $ 2.389 million on mineral exploration and development in the first quarter of 2005 (2004-$ 1.468 million).

As explained in note 7 to the financial statements, stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After deduction of such expense of $0.110 million charged to deferred exploration costs in the first quarter of 2004, expenditures on mineral properties and equipment for the first quarter were substantially higher, at $ 2.389 million (2004-$1.358 million). The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential, but as explained above (“Business Conditions and Highlights”) the Company has also conducted significant programs on its Planchas de Plata and Real Viejo properties in the first quarter of 2005.

Outstanding Share Data

At March 31 and May 11, 2005 and at December 31, 2004, there were 36,476,841 common shares issued and outstanding and there were 3,440,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $5 million cash budget (of which approximately $1.5 million has been expended through March 31, 2005) for additional drilling, engineering and construction, and environmental studies. Apart from property payments, the Company has no significant contractual obligations relating to Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its Northern Sonora and Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, of which approximately $0.53 million has been expended, and on Nevada projects at $0.5 million, substantially all of which has been expended.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2004. Readers are referred to the annual Management Discussion and Analysis dated March 21, 2005 for further information.

Commitments

There have been no significant changes in the Company’s commitments as reported in the Annual Management Discussion and Analysis dated March 21, 2005.

Related Party Transactions

Related party transactions are summarized in Note 6 to the financial statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"	"Ronald J. Simpson"
Mark H. Bailey	Ronald J. Simpson
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

May 11, 2005

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	May 11, 2005

“Mark H. Bailey”

________________________

Name: Mark H. Bailey

Title: Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	May 11, 2005

“Ronald J. Simpson”

________________________

Name: Ronald J. Simpson

Title: Chief Financial Officer

MAY 12,2005

To the following Securities Commissions:

BC Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

and

Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 1st Quarter 2005 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators’ National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, May 12, 2005.

Very truly your,

MINEFINDERS CORPORATION LTD.

“Jessie M. Pryor”

Jessie M. Pryor

Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	May 13, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director